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--------                                       U.S. SECURITIES AND EXCHANGE COMMISSION                 -----------------------------
 FORM 3                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
                                       INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES          OMB Number:       3235-0104
                                                                                                        Expires:  December 31, 2001
                              Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
                                 Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
                                         Section 30(f) of the Investment Company Act of 1940           -----------------------------
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1. Name and Address of Reporting Person          2. Date of Event Re-   4. Issuer Name and Ticker or Trading Symbol
                                                    quiring Statement
    Dylan, LLC                                       (Month/Day/Year)       CDbeat.com, Inc. ("CDBT")
-------------------------------------------------                       ------------------------------------------------------------
    (Last)          (First)          (Middle)        11/16/99(1)        5. Relationship of Reporting Person    6. If Amendment, Date
                                                 -----------------------    to Issuer (Check all applicable)      of Original
                                                 3. IRS or Social Se-       Director        X  10% Owner         (Month/Day/Year)
                                                    curity Number of    ----               ----
   750 Lexington Avenue                             Reporting Person        Officer (give      Other (specify  ---------------------
-------------------------------------------------   (Voluntary)              title below)       below)         7. Individual or
                    (Street)                                            ----               ----                   Joint/Group Filing
                                                                                                                  (Check Applicable
                                                                                                                   Line)
                                                                           ---------------------------            Form filed by One
                                                                                                                X Reporting Person
                                                                                                               ---
                                                                                                                  Form filed by
                                                                                                                  More than One
                                                                                                                  Reporting Person
 New York           New York        10022                                                                      ---
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    (City)          (State)            (Zip)                                TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title of Security                              2. Amount of Securities       3. Ownership        4. Nature of Indirect Beneficial
   (Instr. 4)                                        Beneficially Owned            Form: Direct        Ownership (Instr. 5)
                                                     (Instr. 4)                    (D) or Indirect
                                                                                   (I)  (Instr. 5)
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Common Stock, par value $.001 per share               7,037,183(1)                  D(1)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                 (Over)
Explanation:                                                                                                       SEC 1473 (7-97)


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FORM 3 (CONTINUED) TABLE II-DERIVATIVE SECURITIES BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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1. Title of Derivative Security    2. Date Exer-  3. Title and Amount of Securities   4. Conver-   5. Owner-   6. Nature of Indirect
   (Instr. 4)                         cisable and    Underlying Derivative Security      sion or      ship        Beneficial
                                      Expiration     (Instr. 4)                          Exercise     Form of     Ownership
                                      Date                                               Price of     Deriv-      (Instr. 5)
                                     (Month/Day/                                         Deri-        ative
                                      Year)                                              vative       Security:
                                   --------------------------------------------------    Security     Direct
                                                                             Amount                   (D) or
                                    Date     Expir-                          or                       Indirect
                                    Exer-    ation           Title           Number                   (I)
                                    cisable  Date                            of
                                                                             Shares                 (Instr. 5)
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Explanation of Responses:

(1) The 7,037,183 shares of Common Stock of the issuer were acquired pursuant to the exercise of a stock purchase warrant dated
    September 23, 1999, as amended November 16, 1999, at an exercise price of $900,000, and in connection with the closing of the transactions contemplated by that certain contribution agreement dated October 29, 1999, as amended November 16, 1999, pursuant to which Cakewalk LLC, a Delaware limited liability company, exchanged all of its assets and liabilities to 32 Records, LLC a wholly-owned subsidiary of the issuer and a Delaware limited liability company, in exchange for 8,307,785 shares of the issuer's
    Common Stock, and the issuance of a stock purchase warrant exercisable for 1,466,080 shares of the issuer to Eminent Financial
    International, LLC, a Delaware limited liability company and the holder of a $5,500,000 10.09% royalty backed note issued by
    Cakewalk, LLC.

                                                                       DYLAN, LLC


                                                                       By /s/ Nancy Ellin                           11/24/99
                                                                          ----------------------------------  ----------------------
**Intentional misstatements or omissions of facts constitute Federal      **Signature of Reporting Person             Date
  Criminal Violations.  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).           Nancy Ellin, Managing Member,
                                                                            on behalf of Dylan, LLC

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,
      SEE Instruction 6 for procedure.



                                                                                                           Page 2  SEC 1473 (7-97)
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